Exhibit 99.8

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

For the three- and six-month periods ended June 30, 2020 and 2019

August 4, 2020

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
BUSINESS OVERVIEW	5
FACTORS AFFECTING OUR PERFORMANCE	5
COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS	6
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	8
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	9
RESULTS OF OPERATIONS	11
ANALYSIS OF RESULTS FOR Q2 2020 AND YTD 2020	12
QUARTERLY FINANCIAL INFORMATION	16
EBITDA AND ADJUSTED EBITDA	17
RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA	17
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	17
INDEBTEDNESS	19
OFF-BALANCE SHEET ARRANGEMENTS	19
SHARE INFORMATION	19
RELATED PARTY TRANSACTIONS	20
RISKS AND UNCERTAINTIES	20
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	22
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	22
RISK FACTORS	23
ADDITIONAL INFORMATION	23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements for the three- and six-month periods ended June 30, 2020 and 2019, including the related notes thereto, and our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2019 and 2018 and the related MD&A.

BASIS OF PRESENTATION

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Our fiscal year is the 12-month period ending December 31. The next fiscal year will occur in the 12-month period ending December 31, 2020 (“Fiscal 2020”).

All references in this MD&A to “Q2 2020” are to our fiscal quarter for the three-month period ended June 30, 2020 and all references to “Q2 2019” are to our fiscal quarter for the three-month period ended June 30, 2019. All references in this MD&A to “Q1 2020” are to our fiscal quarter for the three-month period ended March 31, 2020. All references in this MD&A to “YTD 2020” or “year-to-date 2020” are to the six-month period ended June 30, 2020 and all references to “YTD 2019” or “year-to-date 2019” are to the six-month period ended June 30, 2019. All references in this MD&A to “Fiscal 2019” are to our fiscal year ended December 31, 2019.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-International Financial Reporting Standards (“IFRS”) measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA”. This MD&A also refers to “Same-Region Sales Growth”, which is an operating metric used in the industry in which we operate but may be calculated differently by other companies. These non-IFRS measures, including industry metrics, are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including industry metrics, in the evaluation of issuers. Our management also uses non-IFRS measures, including industry metrics, to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures, including industry metrics, as follows:

“Adjusted EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses, center development costs (as outlined in the unaudited condensed interim consolidated financial statements and the notes thereto), and non-recurring expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center (as defined below) operations to generate earnings while eliminating the impact of costs incurred related to our TMS Center growth plans and share-based compensation expenses, neither of which has an impact on the operating performance of our existing TMS Center network.

“EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses and income taxes.

“Same-Region Sales Growth” is a metric used to compare the percentage change in sales derived from established management regions in a certain period as compared to the sales from the same management regions in the same period of the prior year and functions as an indicator of organic growth. We monitor our business on a regional basis to focus on increasing patient volume within a management region in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. We believe our Same-Region Sales Growth metric helps quantify our sales growth within regional management areas and the related growth opportunities associated with adding TMS Center density within established management regions. Same-Region Sales Growth is calculated based on management regions containing open TMS Centers that have performed billable TMS services for a period of at least one full year prior to each of the comparable periods. Our Same-Region Sales Growth is unique to our financial management strategy and may be calculated differently compared to other companies.

See “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” for a reconciliation of certain of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including the impact of the COVID-19 (coronavirus) pandemic (“COVID-19”) and the Company’s response thereto, contains forward-looking information. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, information regarding our expectations of future results, performance, growth, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities from time to time, including the Company’s annual information form dated March 10, 2020 in respect of the fiscal year ended December 31, 2019. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. The predecessor to the Company, TMS NeuroHealth Centers, Inc. (“TMS US”) was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make TMS treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment across the United States (each, a “TMS Center”). The Company offers TMS treatment facilities in convenient locations to provide easy access to patients and physicians. As of June 30, 2020, and as of the date of this MD&A, the Company owned and operated 125 TMS Centers in the Commonwealth of Virginia, and the States of North Carolina, South Carolina, Maryland, Delaware, Missouri, Illinois, Ohio, Connecticut, Florida, Texas, Michigan, Alaska, Oregon and California.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local TMS treatment centers that are strategically located within a single region for convenient patient and physician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of TMS Centers

We have a meaningful opportunity to continue to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with physicians, and negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control.

Competition

The market for TMS is becoming more competitive. We compete principally on the basis of our reputation and brand, the location of our centers and the quality of our TMS services and the reputation of our partner physicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual psychiatrists that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

Industry Trends

Our revenue is impacted by changes to United States healthcare laws, our partners’ and contractors’ healthcare costs, the ability to secure favourable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on revenues and regional operating income.

COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS

In assessing our results of operations and trends affecting our business, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of TMS treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income (loss) is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of our regional patient acquisition strategy. Beginning Q1 2020, the Company has excluded amortization from regional operating income (loss) based on the nature of the expense as it is not associated with center and regional infrastructure. We have retrospectively updated our quarterly financial information below to reflect this change (see “Quarterly Financial Information” below).

Center Development Costs, Capital Expenditure and Working Capital Investment

Center development costs represent direct expenses associated with developing new TMS Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations. However, the main cash requirement for center development relates to working capital investment. This includes rental deposits or other non-capital costs required to open TMS Centers and the cost of TMS treatment delivery while collections initially lag until payor contracting, credentialing and enrollment processes are completed.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

We have invested in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. We have already started to scale into our centralized business infrastructure and leverage these fixed costs as we continue to expand our TMS Center network.

Transaction Costs

Transaction costs represent accounting, legal and professional fees incurred as part of significant transactions, including the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) in the third quarter of 2019 (the “Achieve TMS Acquisition”). See “Factors Affecting the Comparability of our Results – Acquisition of Achieve TMS” below.

Earn-Out Consideration

A portion of the purchase price payable in respect of the Achieve TMS Acquisition (see “Factors Affecting the Comparability of our Results – Acquisition of Achieve TMS” below) is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS during the twelve-month period following the closing of the Achieve TMS Acquisition (the “Earn-Out”). 70% of the Earn-Out consideration will be settled in cash and the remainder will be settled through the issuance of common shares of the Company (“Common Shares”) to the vendors, subject to applicable regulatory and stock exchange approvals. The amount recognized as at June 30, 2020 is based on management’s best estimate of the Earn-Out payable and is subject to estimation uncertainty given the economic environment as a result of the COVID-19 pandemic.

Share-Based Compensation

Share-based compensation represents stock options granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the Achieve TMS Acquisition.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Adjusted EBITDA and Non-Recurring Expenses

Adjusted EBITDA and non-recurring expenses represent additional disclosures pertaining to one-time costs incurred for purposes of enhancing the performance of the business. This includes the recognition of a one-time cost with respect to the Earn-Out payable in connection with the Achieve TMS Acquisition which relates to our TMS Center growth.

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

COVID-19

While all of our TMS Centers are open, and are expected to remain open, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts as a result of the restrictions imposed in response to the COVID-19 pandemic (see “Risks and Uncertainties”). We have, however, experienced a record monthly high in new patient treatment starts in June 2020 which we anticipate will be a catalyst for growth in the third quarter of 2020 as we recover from the impacts of COVID-19 (see “Cautionary Note Regarding Forward-Looking Information” above).

Acquisition of Achieve TMS

On September 26, 2019, we, through our wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC for a purchase price of $10,596,912 (net of Achieve TMS’ cash and subject to customary working capital adjustments), of which $2,611,044 of the purchase price was satisfied through the issuance of an aggregate of 1,431,736 Common Shares to the vendors and the remainder was settled in cash. Achieve TMS currently operates 22 active TMS Centers, with an additional TMS Center in development, in California, Oregon and Alaska. Achieve TMS has a particular focus on deep TMS therapy. The Achieve TMS Acquisition will allow us to accelerate our expansion in the western United States in future periods.

A portion of the purchase price payable in respect to the Achieve TMS Acquisition is subject to the Earn-Out. 70% of the Earn-Out consideration will be settled in cash and the remainder will be settled through the issuance of Common Shares to the vendors.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new TMS Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Q2 2020, despite the challenging operating environment imposed by the COVID-19 pandemic, we showed resilient performance and sustained strong year-over-year revenue growth compared to YTD 2019 and Q2 2019. Our efforts to expand patient interactions virtually and the corresponding increased usage of these platforms by both patients and physicians contributed to this positive result. We believe that access to TMS therapy is now more essential than ever and our disciplined measures to control costs allowed us to maintain our trend of strong historical performance. We established three new active TMS Centers during Q2 2020, with an additional 12 TMS Centers in development, bringing our total network to 125 TMS Centers. We also experienced a record monthly high in new patient treatment starts in June 2020 which supports a strong positive trend following the initial onset of COVID-19 and we anticipate will be a catalyst for accelerated future growth (see “Cautionary Note Regarding Forward-Looking Information” above).

Growth in Total Revenue

Despite the impact of COVID-19, consolidated revenue increased by 21% to $9.8 million in Q2 2020 (Q2 2019: $8.1 million), significantly exceeding our previously disclosed guidance of 10% year-over-year revenue growth. On a YTD 2020 basis, consolidated revenue increased by 44% to $21.2 million (YTD 2019: $14.7 million). Furthermore, Q2 2020 consolidated revenue of $9.8 million represented a decrease of only 14% as compared to Q1 2020 (Q1 2020: $11.4 million), exceeding our previously disclosed guidance of an expected 20-25% decrease in consolidated revenue period-over-period.

With an additional 12 TMS Centers in development as at the end of Q2 2020, coupled with a new record high in new patient starts in June 2020, we believe that we are well positioned for accelerated future growth as COVID-19 related market conditions and patient sentiment continue to improve (see “Cautionary Note Regarding Forward-Looking Information” above).

COVID-19 Business Impact

All of the Company’s active TMS Centers remained open throughout the COVID-19 pandemic to both current and new patients (including as “essential businesses”) and are expected to continue to remain open going forward. However, as a result of a decline in treatments and new patient starts in Q1 2020 as a result of the governmental restrictions imposed in response to COVID-19 and related patient sentiment, and the corresponding anticipated decline in revenue projected during Q1 2020 and Q2 2020, we took the following measures in order to control costs:

●	approximately 20% of the Company’s employees were furloughed as of May 1, 2020. During the period of furlough, Greenbrook paid 100% of employer and employee medical premiums;

●	a Company-wide hiring freeze was implemented;

●	each member of the Company’s executive management team agreed to a 10% salary deferral; and

●	budgeted discretionary expenses are expected to be reduced by approximately $2 million for Fiscal 2020 (a decrease of 58%, or $1.2 million, was realized during Q2 2020 as compared to our plan and a decrease of 41%, or $0.6 million, as compared to Q1 2020).

As operating conditions begin to normalize, we have and will continue to re-instate furloughed employees to match increased mental health treatment demand as the entire team works tirelessly to continue to deliver the highest quality of care at all of our TMS Centers, while at the same time taking all possible steps to safeguard the health and well-being of our patients, employees and physician partners. We see these challenging operating conditions as temporary and we are starting to see a positive change in sentiment. We continue to see an increase in patient inquiries along with a growing number of our current and new patients visiting our TMS Centers to receive treatment (including a record high in new patient starts in June 2020). However, as we navigate through this unprecedented and challenging period, we will continue to assess the need for additional measures to control costs. See “Risks and Uncertainties”.

Paycheck Protection Program Loan

On April 21, 2020, Greenbrook entered into a promissory note with U.S. Bank National Association (the “Lender”), evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the United States Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan bears interest at a fixed rate of 1.0% per annum with a maturity date of two years from the date of the Loan. Payments are deferred for the first six months under the Loan, and the Loan may be forgiven in its entirety provided that the proceeds from the Loan are used by Greenbrook to cover payroll costs, rent and utilities.

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that have retroactive effect, Greenbrook is monitoring these developments and assessing any changes in the Company’s eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

Regional Operating Income (Loss)

We incurred a regional operating loss for Q2 2020 of $0.2 million as compared to regional operating income of $1.0 million in Q2 2019. Regional operating income decreased 68% to $0.5 million during YTD 2020 (YTD 2019: $1.6 million). This is primarily attributable to a reduction in patient treatments during the period as a result of the COVID-19 pandemic.

Investment in the Centralized Business Infrastructure and Rationalization of Aggregate Corporate Costs

Aggregate corporate costs (including corporate employee compensation, corporate marketing expenses and other corporate, general and administrative expenses and excluding non-recurring expenses) increased by 9% to $3.1 million for Q2 2020 (Q2 2019: $2.9 million) and by 35% to $7.0 million in YTD 2020 (YTD 2019: $5.2 million). Aggregate corporate costs decreased by 19% compared to Q1 2020 (Q1 2020: $3.9 million). This is the result of investments in our business infrastructure and increased staffing of our shared-services functions in Fiscal 2019 coupled with the Achieve TMS Acquisition, offset by disciplined measures implemented to control costs as a result of the COVID-19 pandemic.

As anticipated, the Q2 2020 and YTD 2020 aggregate corporate costs growth rate has decreased significantly as compared to Fiscal 2019 as we continue to scale into our centralized business infrastructure. This is further highlighted by the growth in revenue eclipsing the growth rate in aggregate corporate costs in Q2 2020 and YTD 2020.

Continued Development of our TMS Center Network

We added three active TMS Centers during Q2 2020 with an additional 12 TMS Centers in development as at June 30, 2020. This brings our total network to 125 TMS Centers, which is an increase of 62% from Q2 2019.

Our development pipeline remains robust and primed for further expansion. We have, however, temporarily curtailed development activity due to the COVID-19 pandemic. See “Cautionary Note Regarding Forward-Looking Information”.

The Offering

On May 21, 2020, the Company completed a public offering of 9,093,940 Common Shares at an aggregate offering price of C$1.65 per Common Share for aggregate gross proceeds of C$15,005,001 (the “Offering”). The Company is using the net proceeds from the Offering to fund operating activities and for other working capital and general corporate purposes.

RESULTS OF OPERATIONS

Selected Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below have been derived from our unaudited condensed interim consolidated financial statements and related notes.

(US$)	Q2 2020 (unaudited)	Q2 2019 (unaudited)	YTD 2020 (unaudited)	YTD 2019 (unaudited)
Total revenue	9,788,555	8,082,559	21,209,057	14,689,757

Direct center and patient care costs	5,166,153	3,931,231	11,047,442	7,387,847
Regional employee compensation	2,323,340	1,538,755	4,849,530	2,790,176
Regional marketing expenses	1,087,698	674,531	1,954,800	1,138,572
Depreciation	1,436,562	935,876	2,842,687	1,743,996
Total direct center and regional costs	10,013,753	7,080,393	20,694,459	13,060,591
Regional operating income (loss)	(225,198)	1,002,166	514,598	1,629,166
Center development costs	140,861	414,975	370,368	679,671
Corporate employee compensation	2,398,594	1,456,050	5,022,025	2,916,151
Corporate marketing expenses	298,237	427,543	603,685	631,889
Other corporate, general and administrative expenses	437,342	978,892	1,384,959	1,646,787
Share-based compensation	175,447	162,155	284,852	456,314
Amortization	115,833	–	231,666	–
Interest expense	694,208	405,817	1,352,042	803,657
Interest income	(1,078)	(2,159)	(9,561)	(24,109)
Earn-Out consideration	5,250,000	–	5,250,000	–
Loss before income taxes	(9,734,642)	(2,841,107)	(13,975,438)	(5,481,194)
Income tax expense	–	–	–	-
Loss for the period and comprehensive loss	(9,734,642)	(2,841,107)	(13,975,438)	(5,481,194)
Loss attributable to non-controlling interest	(257,137)	32,985	(339,660)	(36,680)
Loss attributable to the common shareholders of Greenbrook	(9,477,505)	(2,874,092)	(13,635,778)	(5,444,514)
Net loss per share (basic and diluted)	(0.15)	(0.06)	(0.23)	(0.11)

Selected Financial Position Data

The following table provides selected financial position data for the years and periods indicated:

(US$)	As at June 30,		As at December 31,
	2020 (unaudited)	2019 (unaudited)	2019
Cash	13,594,274	23,256,303	7,947,607
Current assets (excluding cash)	12,931,325	11,071,416	12,003,831
Total assets	65,508,189	54,567,161	56,964,106
Current liabilities	21,309,121	9,642,569	13,183,677
Non-current liabilities	24,930,054	14,222,724	20,834,296
Total liabilities	46,239,175	23,865,293	34,017,973
Non-controlling interests	(38,755)	579,735	444,405
Shareholders’ equity	19,269,014	30,701,868	22,946,133

Selected Operating Data

The following table provides selected operating data for the years and periods indicated:

	As at June 30,		As at December 31,
(unaudited)	2020	2019	2019
Number of active TMS Centers(1)	113	67	102
Number of TMS Centers-in-development(2)	12	10	17
Total TMS Centers	125	77	119
Number of management regions	13	10	13
Number of TMS Devices installed	189	127	178
Number of regional personnel	275	199	273
Number of shared-services / corporate personnel(3)	44	30	44
Number of TMS providers(4)	112	64	109
Number of consultations performed	4,435	3,383	8,039
Number of patient starts	2,544	1,839	4,080
Number of TMS treatments performed	90,551	66,206	155,343
Average revenue per TMS treatment	$234	$222	$230

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

Analysis of Results for Q2 2020 and YTD 2020

The following section provides an overview of our financial performance during Q2 2020 compared to Q2 2019 and during YTD 2020 compared to YTD 2019.

Total Revenue

Despite the impact of COVID-19, consolidated revenue increased by 21% to $9.8 million in Q2 2020 (Q2 2019: $8.1 million), significantly exceeding our previously disclosed guidance of 10% year-over-year revenue growth. On a YTD 2020 basis, consolidated revenue increased by 44% to $21.2 million (YTD 2019: $14.7 million). This growth was primarily attributable to increased efforts to provide greater access to patients virtually, through the expanded use of online platforms, focused marketing efforts on the safety and accessibility of our TMS Centers and through the continued development of our TMS Center network by adding three active TMS Centers, coupled with the Achieve TMS Acquisition. We also believe that the COVID-19 pandemic has increased demand for mental health services (including TMS therapy), which we believe will continue to promote growth as operating conditions normalize.

Same-Region Sales Growth was negative 19% in Q2 2020 but remained positive at 2% in YTD 2020. The negative growth experienced in Q2 2020 is directly attributable to the impact of the COVID-19 pandemic. As operating conditions continue to normalize, we believe this metric will revert back to pre-COVID-19 pandemic levels (see “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above).

Average revenue per treatment increased by 5% to $230 in Q2 2020 (Q2 2019: $220) and by 5% to $234 during YTD 2020 (YTD 2019: $222). This increase was predominantly attributable to an increase in reimbursement rates from certain payors with which we have had long-standing relationships in our established regions and expansion to more favorable reimbursement jurisdictions, including as a result of the Achieve TMS Acquisition.

Accounts Receivable

Accounts receivable increased by $0.8 million to $10.9 million in Q2 2020 (Q4 2019: $10.1 million) and decreased by $0.1 million compared to Q1 2020 ($11.0 million). The Company has already started to realize the benefits of the enhancements made to the billing and reimbursement systems in Fiscal 2019 despite the continued number of new TMS Centers where the effects of payor contracting and billing system setup impacts the normal cash conversion cycle, and slightly slower reimbursement timelines experienced from payors due to the disruption caused by COVID-19. We expect accounts receivable to continue to stabilize throughout Fiscal 2020. See “Cautionary Note Regarding Forward-Looking Information”.

Regional Operating Income (Loss) and Direct Center and Regional Costs

The Company experienced a regional operating loss of $0.2 million in Q2 2020 as compared to regional operating income of $1.0 million in Q2 2019, representing a decrease of $1.2 million, or 122%. Regional operating income decreased 68% to $0.5 million during YTD 2020 (YTD 2019: $1.6 million). This decrease is primarily attributable to the impact of COVID-19 on revenue and the inclusion of three newly active TMS Centers and 12 TMS Centers in-development, which will take time to generate positive regional operating income. The regional operating loss margin was 2.3% in Q2 2020 as compared to a regional operating income margin of 12.4% in Q2 2019. The regional operating income margin was 2.4% in YTD 2020 compared to 11.1% in YTD 2019, primarily due to the impact of COVID-19.

Direct center and regional costs increased by 41% to $10.0 million in Q2 2020 (Q2 2019: $7.1 million) and by 58% to $20.7 million during YTD 2020 (YTD 2019: $13.1 million). The increase in direct center and regional costs was primarily due to the addition of regional employee costs and regional marketing costs associated with the addition of new regions and the Achieve TMS Acquisition, offset slightly by the cost containment measures implemented in response to the COVID-19 pandemic (see “Key Highlights and Recent Developments – COVID-19 Business Impact”).

Center Development Costs, Capital Expenditures and Working Capital Investment

Center development costs decreased by 66% to $0.1 million in Q2 2020 (Q2 2019: $0.4 million) and by 46% to $0.4 million during YTD 2020 (YTD 2019: $0.7 million) predominantly as a result of the curtailment of development activity, which started in late Q1 2020 due to the COVID-19 pandemic. Average cash investment to establish new TMS Centers (including center development costs, capital expenditures and working capital investment) remained consistent at $0.16 million in Q2 2020 and YTD 2020 (Q2 2019 and YTD 2019: $0.16 million).

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 65% to $2.4 million in Q2 2020 (Q2 2019: $1.5 million) and by 72% to $5.0 million during YTD 2020 (YTD 2019: $2.9 million). The increase was primarily due to significant increases in staffing in respect of our shared-services functions in addition to employees inherited in connection with of the Achieve TMS Acquisition subsequent to Q2 2019. Recruitment activity throughout Fiscal 2019 included recruitment in the business development, sales, marketing, human resources, legal and finance areas.

As anticipated, the Q2 2020 corporate employee compensation growth rate has decreased significantly as compared to the Fiscal 2019 corporate employee compensation growth rate of 171% as we are starting to scale into our centralized business infrastructure and leverage these fixed costs as we continue to expand our TMS Center network. We expect continued slowing of corporate recruitment throughout Fiscal 2020 as a result of a Company-wide hiring freeze. See “Cautionary Note Regarding Forward-Looking Information”.

Corporate Marketing Expenses

Corporate marketing expenses decreased by 30% to $0.3 million in Q2 2020 (Q2 2019: $0.4 million) and by 4% to $0.6 million during YTD 2020 (YTD 2019: $0.6 million). The decrease was a result of the cost containment measures implemented in response to the COVID-19 pandemic (see “Key Highlights and Recent Developments – COVID-19 Business Impact”).

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses decreased by 55% to $0.4 million in Q2 2020 (Q2 2019: $1.0 million) and by 16% to $1.4 million during YTD 2020 (YTD 2019: $1.6 million). The decrease was primarily a result of the cost containment measures implemented in response to the COVID-19 pandemic (see “Key Highlights and Recent Developments – COVID-19 Business Impact”).

As anticipated, the other corporate, general and administrative expenses growth rate has decreased as compared to the Fiscal 2019 other corporate, general and administrative expenses growth rate of 72% (after excluding non-recurring expenses). We expect that the other corporate, general and administrative expenses growth rate will continue to normalize throughout Fiscal 2020 and that we will be able to scale our investments and leverage fixed costs as we expand our TMS Center network in the future. See “Cautionary Note Regarding Forward-Looking Information”.

Earn-Out Consideration

The estimated Earn-Out consideration increased by $5.3 million in Q2 2020 and YTD 2020 (Q2 2019 and YTD 2019: nil). The increase is a result of the Company’s estimate of the purchase price payable with respect of the Earn-Out, with strong performance from Achieve TMS, specifically in Alaska. See “Factors Affecting the Comparability of our Results – Acquisition of Achieve TMS”. The amount recognized is based on management’s best estimate of the Earn-Out payable and is subject to estimation uncertainty given the economic environment as a result of the COVID-19 pandemic.

Share-Based Compensation

Share-based compensation increased by 8% to $0.2 million in Q2 2020 (Q2 2019: $0.2 million) and decreased by 38% to $0.3 million during YTD 2020 (YTD 2019: $0.5 million), predominantly due to the timing of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by $0.1 million in Q2 2020 (Q2 2019: nil) and by $0.2 million during YTD 2020 (YTD 2019: nil). The increase was a result of the intangible assets acquired as part of the Achieve TMS Acquisition in the second half of Fiscal 2019.

Interest

Interest expense increased by 71% to $0.7 million in Q2 2020 (Q2 2019: $0.4 million) and by 68% to $1.4 million during YTD 2020 (YTD 2019: $0.8 million). The increase in interest expense is primarily due to the addition of new lease liabilities in line with the execution of our regional growth strategy.

Interest income decreased by 50% to $0.001 million in Q2 2020 (Q2 2019: $0.002 million) and by 60% to $0.01 million during YTD 2020 (YTD 2019: $0.02 million) as a result of a decrease in the amount of excess funds invested.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss, excluding the Earn-Out consideration, increased by 58% to $4.5 million in Q2 2020 (Q2 2019: $2.8 million) and by 59% to $8.7 million during YTD 2020 (YTD 2019: $5.5 million). The loss for the period and comprehensive loss, including the Earn-Out consideration, increased by 243% to $9.7 million in Q2 2020 (Q2 2019: $2.8 million) and by 155% to $14.0 million during YTD 2020 (YTD 2019: $5.5 million). This increase is primarily a result of the impact of COVID-19, the increase in Earn-Out consideration estimated with respect to the Achieve TMS Acquisition, the inclusion of three newly active TMS Centers and 12 TMS Centers in development which will take time to generate positive regional operating income as well as marginally higher corporate costs due to investments in the centralized business infrastructure as outlined in “Regional Operating Income (Loss) and Direct Center and Regional Costs”, “Corporate Employee Compensation” and “Other Corporate, General and Administrative Expenses” in this MD&A.

The loss attributable to the common shareholders of Greenbrook, excluding the Earn-Out consideration, increased by 47% to $4.2 million in Q2 2020 (Q2 2019: $2.9 million) and by 54% to $8.4 million during YTD 2020 (YTD 2019: $5.4 million). The loss attributable to the common shareholders of Greenbrook, including the Earn-Out consideration, increased by 230% to $9.5 million in Q2 2020 (Q2 2019: $2.9 million) and by 150% to $13.6 million during YTD 2020 (YTD 2019: $5.4 million). This increase is primarily a result of the impact of COVID-19, the increase in Earn-Out consideration estimated with respect to the Achieve TMS Acquisition, the inclusion of three newly active TMS Centers and 12 TMS Centers in development which will take time to generate positive regional operating income as well as higher corporate costs due to investments in the centralized business infrastructure as outlined in “Regional Operating Income (Loss) and Direct Center and Regional Costs”, “Corporate Employee Compensation” and “Other Corporate, General and Administrative Expenses” in this MD&A.

Adjusted EBITDA and Non-Recurring Expenses

The Adjusted EBITDA loss position increased by 74% to $1.7 million in Q2 2020 (Q2 2019: $1.0 million) and by 86% to $3.3 million during YTD 2020 (YTD 2019: $1.8 million). This increase in the Adjusted EBITDA loss position was predominately due to the impact of COVID-19, the inclusion of three newly active TMS Centers and 12 TMS Centers in development which will take time to generate positive regional operating income and higher corporate costs as outlined in “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses”, “Regional Operating Income (Loss) and Direct Center and Regional Costs” in this MD&A.

The Earn-Out consideration with respect to the Achieve TMS Acquisition is a non-recurring expense incurred during Q2 2020 and YTD 2020 due to its nature and therefore excluded from Adjusted EBITDA. There were no other non-recurring expenses incurred during Q2 2019 or YTD 2019.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters.

(US$)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018(2)	Q3 2018(2)
(unaudited)
Revenue	9,788,555	11,420,502	12,536,671	8,459,103	8,082,559	6,607,198	7,092,455	5,338,364
Regional operating income (loss)(1)	(225,198)	739,796	2,056,836	770,813	1,002,166	627,000	1,418,347	476,556
Net loss attributable to shareholders of Greenbrook	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)	(949,031)	(1,480,489)
Adjusted EBITDA	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)	(827,557)	(865,210)	(840,374)
Net loss per share – Basic	(0.15)	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)
Net loss per share – Diluted	(0.15)	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)

Notes:

(1)	Regional operating income for the fourth quarter ended December 31, 2019 has been updated to exclude amortization (see “Components of our results of our operations and trends affecting our business” above).

(2)	The Company adopted IFRS 16, Leases (“IFRS 16”) effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted.

Robust performance, despite the impact of COVID-19, resulted in consolidated revenue for Q2 2020 significantly exceeding previously disclosed guidance and decreased by 14% to $9.8 million in Q2 2020 (Q1 2020: $11.4 million) as compared to an expected decrease of between 20-25%. This was primarily attributable to increased efforts to expand patient interactions virtually and the corresponding increased usage of these platforms by both patients and physicians. With an anticipated increased need for access to mental health treatment (including TMS therapy) as a result of the COVID-19 pandemic and disciplined measures to control costs, we managed to maintain our trend of strong historical performance. We established three newly active TMS Centers during Q2 2020, with an additional 12 TMS Centers in development, bringing our total network to 125 TMS Centers. We also established a record monthly high in new patient treatment starts in June 2020 which supports a strong positive trend following the initial onset of COVID-19 and we anticipate will be a catalyst for accelerated future growth (see “Cautionary Note Regarding Forward-Looking Information” above).

We experienced a regional operating loss in the amount of $0.2 million in Q2 2020 as compared to regional operating income of $0.7 million in Q1 2020, representing a decrease of 130%, predominantly due to the impact of COVID-19 on revenue, offset slightly by cost containment measures implemented as a result of the COVID-19 pandemic (see “Key Highlights and Recent Developments – COVID-19 Business Impact”).

The loss attributable to the common shareholders of Greenbrook, excluding the Earn-Out consideration, increased by 2% to $4.2 million in Q2 2020 (Q1 2020: $4.2 million). The loss attributable to the common shareholders of Greenbrook, including the Earn-Out consideration, increased by 128% to $9.5 million in Q2 2020 (Q1 2020: $4.2 million). The decrease in the loss attributable to the common shareholders of Greenbrook was predominately due to an increase in the estimated Earn-Out consideration with respect to the Achieve TMS Acquisition.

The Adjusted EBITDA loss position remained substantially the same at $1.7 million in Q2 2020 (Q1 2020: $1.6 million) despite the impact of COVID-19. This was managed through the successful implementation of cost containment measures to mitigate the impact of COVID-19 on revenue.

EBITDA AND ADJUSTED EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q2 2020 (unaudited)	Q2 2019 (unaudited)	YTD 2020 (unaudited)	YTD 2019 (unaudited)
EBITDA	(7,231,980)	(1,534,558)	(9,218,944)	(2,920,970)
Adjusted EBITDA	(1,665,672)	(957,428)	(3,313,724)	(1,784,985)

See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” in this MD&A.

RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q2 2020 (unaudited)	Q2 2019 (unaudited)	YTD 2020 (unaudited)	YTD 2019 (unaudited)
Loss attributable to the common shareholders of Greenbrook	(9,477,505)	(2,874,092)	(13,635,778)	(5,444,514)
Add the impact of:
Interest expense	694,208	405,817	1,352,042	803,657
Amortization	115,833	–	231,666	–
Depreciation	1,436,562	935,876	2,842,687	1,743,996
Less the impact of:
Interest income	(1,078)	(2,159)	(9,561)	(24,109)
EBITDA	(7,231,980)	(1,534,558)	(9,218,944)	(2,920,970)
Add the impact of:
Share-based compensation	175,447	162,155	284,852	456,314
TMS Center development costs	140,861	414,975	370,368	679,671
Add other non-recurring expenses:
Earn-Out consideration	5,250,000	–	5,250,000	–
Adjusted EBITDA	(1,665,672)	(957,428)	(3,313,724)	(1,784,985)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company’s primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in its centralized business infrastructure. The Company’s objectives when managing capital are to ensure that the Company will continue to have enough liquidity to provide services to its customers and provide returns to its shareholders.

The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations.

As a result of the negative impact of COVID-19 on the Company’s business, the Company has had to revise its annual budget, estimated annual cash requirements and working capital requirements. Based on this updated cash budget and considering its anticipated cash flows from regional operations, the cost containment measures implemented by the Company as a result of the COVID-19 pandemic and its holdings of cash, the Company believes that it has sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately the next 18 months. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our future operating performance, which will be affected by the velocity of our regional development strategy and general economic, financial and other factors, including factors beyond our control such as COVID-19. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties” and “Factors Affecting our Performance” in this MD&A.

On April 21, 2020, Greenbrook entered into a promissory note with the Lender, evidencing the Loan made to the Company under the PPP. The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted CARES Act. The Loan bears interest at a fixed rate of 1.0% per annum with a maturity date of two years from the date of the Loan. Payments are deferred for the first six months under the Loan, and the Loan may be forgiven in its entirety provided that the proceeds from the Loan are used by Greenbrook to cover payroll costs, rent and utilities during the eight-week period following the Loan origination date.

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that have retroactive effect, Greenbrook is monitoring these developments and assessing any changes in the Company’s eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

We also continue to evaluate all financing strategies, including minimally dilutive sources of capital, which remain available to the Company.

Analysis of Cash Flows for YTD 2020

The following table presents our cash flows for each of the periods presented:

(US$)	YTD 2020	YTD 2019
Net cash used in operating activities	(3,674,550)	(4,038,355)
Net cash generated from financing activities	9,545,619	18,247,658
Net cash used in investing activities	(224,402)	(334,600)
Increase in cash	5,646,667	13,874,703

Cash Flows used in Operating Activities

For YTD 2020, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $3.7 million, as compared to $4.0 million in YTD 2019. The decrease in cash flows used in operating activities is primarily attributable to the cost containment measures implemented as a result of the COVID-19 pandemic (see “ Key Highlights and Recent Developments – COVID-19 Business Impact”) and enhanced collection activity as outlined in “Analysis of Results for Q2 2020 and YTD 2020 – Accounts Receivable” in this MD&A.

Cash Flows generated from Financing Activities

For YTD 2020, cash flows generated from financing activities amounted to $9.5 million as compared to $18.2 million in YTD 2019. This change is largely driven by the difference in net proceeds received by the Company in connection with the Offering in Q2 2020 as compared to the net proceeds received by the Company in connection with the public offering and concurrent private placement of Common Shares completed during Q2 2019.

Cash Flows used in Investing Activities

For YTD 2020, cash flows used in investing activities totaled $0.2 million as compared to $0.3 million in YTD 2019, which primarily relates to the payment of deferred and contingent consideration in respect of the Achieve TMS Acquisition paid in Q1 2020.

INDEBTEDNESS

During Fiscal 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or matured, as applicable, during the years ended December 31, 2019 to December 31, 2023. There are no significant financial covenants associated with these loans. The loans related to one of the banking institutions were repaid during Fiscal 2019.

During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021. There are no significant financial covenants associated with these loans.

During YTD 2020, the Company was released from its obligations pertaining to one of the bank loans assumed during Fiscal 2019 as a result of the disposal of the related TMS Device.

On April 21, 2020, Greenbrook entered into a promissory note with the Lender, evidencing the Loan made to the Company under the PPP. See “Key Highlights and Recent Developments – Paycheck Protection Program Loan” above.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of June 30, 2020, there were 67,512,383 Common Shares and nil preferred shares issued and outstanding. In addition, there were 3,795,668 stock options and 564,540 broker warrants, each representing a right to acquire one Common Share, issued and outstanding. As of the date of this MD&A, assuming exercise and exchange of all outstanding options and broker warrants, there are 71,872,591 equity securities of the Company issued and outstanding on a fully-diluted basis.

Related Party Transactions

Compensation of key management personnel

The Company transacts with key individuals from management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer (“CEO”), the Chief Operating Officer, the Chief Financial Officer (“CFO”), the Chief Marketing Officer and the Chief Medical Officer.

Transactions with significant shareholder – Greybrook Health Inc.

As at June 30, 2020, $0.03 million was included in accounts payable and accrued liabilities related to payables for management services and other overhead costs rendered by Greybrook Health Inc. (“Greybrook Health”) to the Company in the ordinary course of business under the MSA (as defined below) (December 31, 2019: $0.1 million).

On January 1, 2015, we entered into a management and consulting services agreement (the “MSA”) with our significant shareholder, Greybrook Health, pursuant to which Greybrook Health provides us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services include: (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our chief financial officer, chief operating officer and twelve other employees consisting of our general counsel and, ten full-time employees and one part-time employee that, together, provide customary administrative, finance and accounting services to the Company and one part-time employee that provides customary IT infrastructure services to the Company. All of the Services provided by Greybrook Health are provided on a cost basis whereby the Company reimburses Greybrook Health for costs incurred in connection with the provision of such Services. There is no mark-up charged by Greybrook Health for the provision of the Services. The MSA will expire on January 1, 2021 or earlier if either party provides the other with at least 30 days’ notice of termination.

Subsequent to September 30, 2019, compensation for all employees noted above, except for the Chief Operating Officer and the part time employee that provides customary IT infrastructure services to the Company, is no longer being provided by Greybrook Health and is being paid directly by the Company.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including interest rate, credit, currency and liquidity risk. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance.

Risk management is carried out under practices approved by our Board of Directors (the “Board”). This includes identifying, evaluating and hedging financial risks based on the requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, currency risk, and liquidity risk.

COVID-19

In December 2019, the 2019 novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak, then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout North America, Europe and the Middle East, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. At this point, the extent to which the coronavirus may impact the Company’s results is uncertain, however, it is possible that the Company’s consolidated results in 2020 may be negatively impacted by this event. The impacts of the outbreak are unknown and rapidly evolving. See “Key Highlights and Recent Developments – COVID-19 Business Impact”.

The Company relies on third-party suppliers and manufacturers for its TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to the Company’s supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to the Company’s suppliers and their contract manufacturers will likely impact the Company’s revenue and operating results. The outbreak of COVID-19 may also impact patient visits due to various “shelter in place” orders, the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact the Company by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If the Company is unable to mitigate the impacts of the COVID-19 outbreak on its operations, the Company’s costs may increase, and its revenue could decrease. It is unknown whether and how the Company may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services the Company provides.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain COVID-19.

Interest Rate Risk

We are exposed to changes in interest rates on our cash and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. As of June 30, 2020, we only have fixed interest rate debt. The impact of future interest rate expense resulting from future changes in interest rates will depend largely on the gross amount of our borrowings at such time.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and accounts receivable. The Company limits its exposure to credit risk with respect to cash by dealing with large creditworthy financial institutions. The Company’s accounts receivable consist primarily of receivables from large creditworthy medical insurance companies and government-backed health plans. Collectability of the receivables is reviewed regularly and an allowance is established as necessary.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. We manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account our revenues, income and working capital needs.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three and six months ended June 30, 2020 that has materially affected, or is reasonable likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

There has been no change in the Company’s ICFR that occurred during the three and six months ended June 30, 2020 that has materially affected, or is reasonable likely to materially affect, the Company’s ICFR.

Critical Accounting Estimates and Judgments

There have been no changes to the Company’s critical accounting estimates and judgments since the fiscal year ended December 31, 2019, except as noted below.

Government Grants

Interest free or less than market interest government loans or government-backed loans are measured at amortized cost using the effective interest rate method. The interest rate used is based on the market rate for a comparable instrument with a similar term. The difference between the fair value at inception and the loan proceeds received is recorded as a government grant. The grant portion is presented separately as deferred grant income on the condensed interim consolidated statement of financial position. It is amortized over the useful life of the loan and is deducted against the related interest expense on the condensed interim consolidated statements of net loss and comprehensive loss.

COVID-19

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigations and claims.

The Company has experienced losses since inception and has negative cash flow from operating activities. More recently, given the impact that the COVID-19 (coronavirus) pandemic (“COVID-19”), including the related government-imposed social distancing and “shelter-in-place” measures, has had on the overall volumes of patient treatments, the overall cash flows of the Company have been negatively impacted. Although the Company anticipates that it will have positive cash flow from operating activities in the future, the Company anticipates that its overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. These conditions indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern. The Company has implemented a number of mitigation strategies to address the impacts of COVID-19, including: a furlough of approximately 20% of the Company’s employees; a Company-wide hiring freeze; a 10% salary deferral by the Company’s executive management team; and a reduction in discretionary spending. The Company also has strong supportive shareholders and a proven track record of successfully raising capital when required. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used.

Changes in Significant Accounting Policies

There are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 10, 2020 for its fiscal year ended December 31, 2019, which is available on SEDAR at www.sedar.com, and the “Risks and Uncertainties” section in this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com. The Company’s Common Shares are listed for trading on the Toronto Stock Exchange under the symbol “GTMS”.